UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

R1 RCM Inc.

File No. 5-93697 – CTR#6904

R1 RCM Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit (c)(ix) to a Schedule 13E-3 filed on September 3, 2024.

Based on representations by R1 RCM Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (c)(ix)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance